1/7

Follow-Up Materials

08000078

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

PROCESSED
JAN 0 9 2008
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A   **BRANCH:** ____

FILE NO.: 83-00006   **FISCAL YEAR:** ______

(03/94)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
ISK 3,000,000,000 12.50% Notes due March 23, 2009
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated September 19, 2007

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Icelandic Krona ("ISK") 3,000,000,000 12.50% Notes due March 23, 2009 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 10, 2007, as supplemented by a Pricing Supplement dated September 19, 2007 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. All payments in respect of the Notes will be made in Euros (EUR). Citibank, N.A. will act as Agent and Registrar of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated September 19, 2007 with Royal Bank of Canada Europe Limited ("RBC") pursuant to a Programme Agreement dated August 10, 2007 with Dealers referred to therein. Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), RBC has agreed to purchase the Notes. The obligations of RBC are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.660%	1.125%	99.535%
Total	ISK 3,019,800,000	ISK 33,750,000	ISK 2,986,050,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

RBC has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 10, 2007.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 10, 2007.*

(c) (i) The Programme Agreement dated August 10, 2007.*
(ii) The Purchaser's Confirmation dated September 19, 2007.
(iii) The Agency Agreement dated August 10, 2007.*

(d) (i) The Base Prospectus dated August 10, 2007.*
(ii) The Pricing Supplement dated September 19, 2007.

---

* Previously filed with the Securities and Exchange Commission on August 22, 2007.

RBC Capital Markets

Royal Bank of Canada Europe Limited
Thames Court
One Queenhithe
London EC4V 4DE

Switchboard: 020 7653 4000
Facsimile: 020 7029 7900

[On the letterhead of Royal Bank of Canada Europe Limited]

To: European Bank for Reconstruction and Development
Attention: Isabelle Laurent

19 September 2007

Dear Sirs

European Bank for Reconstruction and Development
ISK3,000,000,000 12.50% Notes due 23 March 2009

issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the reimbursement to the Issuer of the fees and expenses of Cleary, Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filings, capped to an amount of USD 2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Global Notes, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes (other than Unlisted Notes); and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The commissions in respect of the Notes will be 1.125 per cent. of the principal amount of the Notes and will be deductible from the proceeds of the issue. The net proceeds of the issue are ISK 2,986,050,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 94539.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

For: ROYAL BANK OF CANADA EUROPE LIMITED

By: ....

Authorised signatory

A08340623/0.2/18 Sep 2007

Royal Bank of Canada Europe Limited
Thames Court
One Queenhithe
London EC4V 4DE

Switchboard: 020 7653 4000
Facsimile: 020 7029 7900

To: European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN

(the "**Issuer**")

19 September 2007

Dear Sirs

European Bank for Reconstruction and Development
ISK3,000,000,000 12.50% Notes due 23 March 2009

issued pursuant to a Global Medium Term Note Programme

We refer to the amended and restated Programme Agreement dated 10 August 2007 entered into in respect of the above Global Medium Term Note Programme (the "**Programme**"), and made between the Issuer and the Dealers party thereto (which agreement, as amended from time to time, is herein referred to as the "**Programme Agreement**").

Conditions Precedent

We confirm that we are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of the current versions of such of the documents referred to in Appendix A of the Programme Agreement as we have requested;

and have found them to be satisfactory. In the case of any documents referred to in Appendix A of the Programme Agreement which we have not requested, we hereby waive their production to us.

For the purposes of the Programme Agreement our details for service of notices are as follows:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE

Telephone: 020 7029 7162
Attention: Tina Howson

In consideration of the Issuer appointing us as a Dealer in respect of the issue of ISK3,000,000,000 12.50% Notes due 23 March 2009 (the "**Issue**") under the Programme Agreement, we hereby undertake, for the benefit of the Issuer and each of the other Dealers, that in relation to the Issue we will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement.

This letter is governed by, and shall be construed in accordance with, English law.

Yours faithfully

ROYAL BANK OF CANADA EUROPE LIMITED

By:

cc: Citibank, N.A. (Agent)

PRICING SUPPLEMENT

19 September 2007

European Bank for Reconstruction and Development ("EBRD")
ISK 3,000,000,000 12.50 per cent Notes due 23 March 2009 (the "Notes")
Issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 10 August 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from EBRD, One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Icelandic Krona ("**ISK**")
2	Nominal Amount:	ISK 3,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	21 September 2007
5	Issue Price:	100.660 per cent.
6	Maturity Date:	23 March 2009
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination(s):	ISK 100,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 43 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	21 September 2007
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	12.50 per cent. per annum payable annually
	(b)	Fixed Interest Date:	23 March in each year, commencing with a short first coupon payment on 23 March 2008
	(c)	Initial Broken Amount per Specified Denomination:	ISK 6,284.15
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Reykjavik shall be the principal business centre). London and New York shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		**Zero Coupon Notes:**	Not Applicable
18		**Floating Rate Notes and Indexed Notes:**	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the	100 per cent.

	redemption amount):	
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:	Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:	100 per cent.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If syndicated, names of Managers or, if non-syndicated name and address of Dealer:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom
28	Date of Syndication Agreement:	None
29	Stabilising Agent(s)	None
30	Non-exempt Offer:	Not Applicable
31	Additional sales restrictions:	Each Manager has represented and agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) and any applicable laws or regulations of Iceland.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	032167926
	ISIN Code:	XS0321679267
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Gilt Edged and Fixed Interest Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a	Not applicable

"**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

37	Additional Information:	None
38	Total Commissions:	ISK 33,750,000

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 21 September 2007.

....

CITIBANK, N.A.
(as Agent)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	London
(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 21 September 2007.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("**S&P**") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") since 1992 and a AAA credit rating from Fitch Ratings Limited ("**Fitch**") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be ISK 2,986,050,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	ISK 2,986,050,000
(iii) Estimated total expenses:	£4,250 to cover legal expenses, listing and agency fees

6 YIELD

Indication of yield:	12.112 per cent.
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

END